UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34036 / September 30, 2020

_____

In the Matter of   :
                  :
                  :

1WS Credit Income Fund   :
1WS Capital Advisors, LLC   :
One William Street Capital Master Fund, Ltd. :
OWS Credit Opportunity Master Fund, Ltd.   :
OWS ABS Master Fund II, LP   :
OWS COF I Master, L.P.   :
OWS ABS IV, LP   :
OWS Global Fixed Income Fund (USD-Hedged), Ltd. :
OWS Credit Opportunity Fund, L.P.   :
One William Street Capital Partners, L.P.   :
One William Street Capital Partners II, L.P. :
One William Street Capital Offshore Fund, Ltd. :
OWS Capital Offshore Fund II, Ltd   :
One William Street Capital Intermediate Fund, L.P. :
OWS Credit Opportunity Offshore Fund, Ltd. :
OWS Credit Opportunity Offshore Fund II, Ltd :
OWS Credit Opportunity Offshore Fund III, Ltd :
OWS Credit Opportunity Intermediate Fund, LP :
OWS Credit Opportunity I, LLC   :
OWS COF I, Ltd.   :
OWS ABS Fund II, Ltd.   :
OWS ABS Fund V, Ltd.   :
                  :
299 Park Avenue, 25th Floor   :
New York, NY 10171   :
                  :
                  :
(812-14997)   :
                  :

ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

1WS Credit Income Fund, et al. filed an application on January 11, 2019, and amendments to the application on May 21, 2019, June 17, 2019, May 29, 2020, and September 1, 2020 requesting an order under section 17(d) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by section 17(d) of the Act and rule 17d-1 under the Act. The order would permit certain closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

On September 4, 2020, a notice of the filing of the application was issued (Investment Company Act Release No. 33959A). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the relief requested by 1WS Credit Income Fund, et al. (File No. 812-14997) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary